EXHIBIT 4.5(c)

Dated January 31, 2006

(1)	MILLENNIUM INORGANIC CHEMICALS LIMITED

(2)	BANK OF AMERICA N.A.

INVENTORY AND NON-VESTING DEBTS

CHARGE

CMS Cameron McKenna LLP

Mitre House

160 Aldersgate Street

London EC1A 4DD

T +44(0)20 7367 3000

F +44(0)20 7367 2000

Table of Contents

1.	Definitions and Interpretation	1

2.	Covenant to Pay	2

3.	Floating Charges	2

4.	Further advances	3

5.	Further Assurance	3

6.	Undertaking	4

7.	Enforcement of Security	4

8.	Extension and Variation of the LPA	5

9.	Appointment of Receiver	5

10.	Powers of Receiver	6

11.	Discretions and Delegation	8

12.	Power of Attorney	8

13.	Protection of Purchasers	9

14.	Application of Proceeds	9

15.	No Liability as Mortgagee in Possession	9

16.	The Security Trustee as Trustee	10

17.	Effectiveness of Security	10

18.	Assignment	11

19.	Partial Invalidity	11

20.	Remedies and Waivers	11

21.	Applicable Law	11

THIS DEED is made on the      day of January 2006

BETWEEN:

(1)	MILLENNIUM INORGANIC CHEMICALS LIMITED;

(2)	BANK OF AMERICA N.A. as Security Trustee.

WHEREAS:

(A)	MIC-UK enters into this Deed in connection with the Revolving Credit Facility and the Receivables Purchase Facility.

(B)	The Board of Directors of MIC-UK is satisfied that the giving of the security contained or provided for in this Deed is in the interests of MIC-UK and has passed a resolution to that effect.

NOW IT IS AGREED as follows:

1.	Definitions and Interpretation

Common Terms Deed

1.1	Save as otherwise provided in this Deed, unless the context otherwise requires, terms used in this Deed shall have the meanings given to them in the common terms deed of even date with this Deed and made between, among others, the parties to this Deed (the “Common Terms Deed”).

Construction of certain terms

1.2	The principles of construction set out in clauses 1.2 to 1.9 (inclusive) (Construction) of the Common Terms Deed shall apply in relation to this Deed as if the same had been set out in full, mutatis mutandis, in this Deed.

Definitions

1.3	Save as otherwise provided in this Deed or the context otherwise requires, the following words and phrases have the following meanings throughout this Deed:

“Collateral”: the Inventory, Related Intellectual Property and Non-Vesting Receivables for the time being comprised in the Security Assets;

“LPA”: the Law of Property Act 1925;

“Related Intellectual Property”:

(a)	all patents, trademarks, service marks, design rights and all other registered or unregistered intellectual property rights;

(b)	any applications for intellectual property rights and the benefit of any priority dates attaching to such applications and all benefits deriving from intellectual property rights, including royalties, fees, profit sharing agreements and income from licences;

(c)	all copyrights (including rights in software), source codes, brand names and other similar intellectual property rights;

(d)	all know-how, confidential information and trade secrets; and

(e)	all physical material in which any intellectual property might be incorporated,

in each case to the extent that the same are owned by MIC-UK, relate to Inventory and are required for the purpose of enabling Inventory to be sold;

“Secured Liabilities”: all present and future indebtedness, moneys, obligations and liabilities of MIC-UK to the Finance Parties under the Finance Documents (including this Deed), in whatever currency denominated, whether actual or contingent and whether owed jointly or severally or as principal or as surety or in some other capacity, including any liability in respect of any further advances made under the Finance Documents, together with all reasonable out-of-pocket costs (including reasonable legal fees), charges, expenses and damages sustained or incurred by the Security Trustee or any Receiver or Delegate at any time in connection with the Security Assets or the Secured Liabilities or in connection with the enforcement or protection of such parties’ rights under this Deed;

“Security Assets”: all the assets of MIC-UK which from time to time are the subject of any security created or expressed to be created in favour of the Security Trustee by or pursuant to this Deed;

2.	Covenant to Pay

Covenant to Pay

2.1	MIC-UK covenants with the Security Trustee (as trustee for the Finance Parties) that it will pay, perform and discharge the Secured Liabilities as and when the same fall due for payment, performance or discharge in accordance with the terms of the Finance Documents.

Interest

2.2	MIC-UK covenants with the Security Trustee to pay interest on any amounts not paid when due under Clause 2.1 (Covenant to Pay) from day to day until full discharge (whether before or after judgment, liquidation, winding-up or administration of MIC-UK) at the rate and in the manner specified in clause 12 (Default Interest) of the Common Terms Deed.

3.	Floating Charges

Creation of Floating Charge

3.1	MIC-UK, as security for the payment, performance and discharge of all the Secured Liabilities, charges in favour of the Security Trustee (as trustee for the Finance Parties) by way of a first floating charge:

3.1.1	all present and future Inventory;

3.1.2	all present and future Related Intellectual Property; and

3.1.3	all present and future Non-Vesting Receivables and the Ancillary Rights pertaining thereto.

Conversion by Notice

3.2	If an Event of Default has occurred and while the same is continuing then the Security Trustee may by notice in writing at any time to MIC-UK convert the floating charges created by Clause 3.1 (Creation of Floating Charge) with immediate effect into a fixed charge (either generally or specifically) as regards any assets of MIC-UK specified in the notice

Automatic Conversion

3.3	Notwithstanding Clause 3.2 (Conversion by Notice) and without prejudice to any law which may have a similar effect, the floating charge created by Clause 3.1 (Creation of Floating Charge) will automatically be converted (without notice) with immediate effect into a fixed charge as regards all of the undertaking and assets subject to that floating charge if:

3.3.1	any Encumbrance over the Security Assets securing Financial Indebtedness in excess of £500,000 (or equivalent in any other jurisdiction) becomes enforceable and any step is taken to enforce the Encumbrance and such circumstance adversely affects the Collateral or materially impairs the collectability of a materal part of the Receivables; or

3.3.2	any corporate action or other steps are taken or legal or other proceedings are started for the winding-up, administration, receivership, dissolution or re-organisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of MIC-UK or of any or all of MIC-UK’s assets other than in respect of (a) a winding for the purposes of a bona fide, solvent scheme of reconstruction or amalgamation previously approved in writing by the Agent and (b) a petition for winding up which MIC-UK has satisfied the Agent is vexatious, groundless or an abuse of process or is being contested in good faith and on reasonable grounds and which is struck out or discharged before being advertised or otherwise becoming public knowledge.

4.	Further advances

The Security Trustee, as agent for the Finance Parties, covenants with MIC-UK that the Finance Parties will perform their respective obligations to make advances under the Revolving Credit Agreement (including any obligation to make available further advances) and to make or, as the case may be, participate in, payments of Initial Consideration under the Receivables Purchase Agreement.

5.	Further Assurance

Further Assurance

5.1	MIC-UK shall, at its own expense, take whatever reasonable action the Security Trustee or any Receiver may, acting in good faith, reasonably require for:

5.1.1	preserving, perfecting or protecting any Security Asset or the security constituted or intended to be constituted by this Deed over any Security Asset;

5.1.2	facilitating the realisation of any Security Asset; and/or

5.1.3	facilitating the exercise of all rights, powers and remedies of the Security Trustee or any Receiver or Delegate provided by or pursuant to this Deed or by law in respect of any Security Asset,

including, without limitation, the execution of any transfer, conveyance or assignment of all or any of the assets forming part of, or intended to form part of, the Security Assets (whether to the Security Trustee or to its nominee(s)) and the giving of any notice, order or direction and the making of any registration which, in any such case, the Security Trustee may consider in good faith to be reasonably necessary (but for avoidance of doubt in relation to conversion of the floating charge created by Clause 3.1 (Creation of Floating Charge), subject to Clauses 3.2 (Conversion by Notice) and 3.3 (Automatic Crystallisation)).

Implied Covenants for Title

5.2	Each of the charges granted by MIC-UK under this Deed are granted with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994, save that the covenants set out in section 2(1)(a), section 3 and section 4 of that Act shall extend to MIC-UK without, in each case, the benefit of section 6(2) of that Act.

6.	Undertaking

MIC-UK shall not do or cause or permit to be done anything which might in any way depreciate, jeopardise or otherwise prejudice the value to the Security Trustee of the security constituted or intended to be constituted by this Deed, except to the extent expressly permitted by the terms of this Deed or any other Finance Document.

7.	Enforcement of Security

When Security becomes Enforceable

7.1	The security constituted by this Deed shall become immediately enforceable and the power of sale and other powers conferred by section 101 of the LPA, as varied or extended by this Deed, shall be immediately exercisable upon and at any time after the occurrence of an Event of Default and while the same is continuing.

7.2	After the security constituted by this Deed has become enforceable, the Security Trustee may in its absolute discretion enforce all or any part of that security at the times, in the manner and on the terms it thinks fit and take possession of and hold or dispose of all or any part of the Security Assets.

Right of Appropriation

7.3	To the extent that any of the Security Assets constitute “financial collateral” and this Deed and the obligations of MIC-UK under this Deed constitute a “security financial collateral arrangement” (in each case as defined in, and for the purposes of, the Financial Collateral Arrangements (No. 2) Regulations 2003 (the “Regulations”)), the Security Trustee shall have the right, at any time after the security constituted by this Deed has become enforceable, to appropriate all or any part of such financial collateral in or towards discharge of the Secured Liabilities. For this purpose, the parties agree that the value of such financial collateral shall be (in the case of cash) the amount standing to the credit of each Collection Account, together with any accrued but unpaid interest, at the time the right of appropriation is exercised and (in the case of Securities) the market price of such Securities determined by the Security Trustee by reference to a public index or by such other process as the Security Trustee may select (acting in good faith), including independent valuation. In each case, the parties agree that the manner of valuation provided for in this Clause 7.3 shall constitute a commercially reasonable manner of valuation for the purposes of the Regulations.

Redemption of Prior Mortgages

7.4	The Security Trustee may at any time following the security constituted by this Deed becoming enforceable pursuant to Clause 7.1 (When Security becomes Enforceable):

7.4.1	redeem any prior Security Interest against any Security Asset; or

7.4.2	procure the transfer of that Security Interest to itself; or

7.4.3	settle and pass the accounts of the person or persons entitled to such Security Interest (and any accounts so settled and passed shall be conclusive and binding on MIC-UK absent manifest error).

7.5	All principal moneys and interest, reasonable out-of-pocket costs, charges and expenses of and incidental to any such redemption or transfer shall be promptly paid by MIC-UK to the Security Trustee following demand and shall be secured by this Deed.

8.	Extension and Variation of the LPA

General

8.1	For the purposes of all powers implied by the LPA, such powers shall arise (and the Secured Liabilities shall be deemed to have become due and payable for that purpose) on the date of this Deed; provided that such powers shall not be exercised until the security constituted by this Deed has become enforceable.

8.2	Section 103 of the LPA (restricting the power of sale) and section 93 of the LPA (restricting the right of consolidation) shall not apply to the security constituted by this Deed.

Privileges

8.3	Subject to the limitations set forth in the Finance Documents, each Receiver and the Security Trustee is entitled to all the rights, powers, privileges and immunities conferred by the LPA on mortgagees and receivers; provided that such rights, powers and privileges shall not be exercised until the security constituted by the Deed has become enforceable.

9.	Appointment of Receiver

Appointment

9.1	At, and only at, any time after the security constituted by this Deed has become enforceable or if MIC-UK so requests the Security Trustee in writing (in which case, in each such case, the security constituted by this Deed shall become immediately enforceable), the Security Trustee may without prior notice to MIC-UK appoint free from the restrictions imposed by section 109(1) of the LPA either under seal or in writing under its hand any one or more persons to be a Receiver of the whole or any part or parts of the Security Assets in like manner in every respect as if the Security Trustee had become entitled under the LPA to exercise the power of sale conferred under the LPA.

Removal

9.2	The Security Trustee may by writing under its hand (or by an application to the court where required by law):

9.2.1	remove any Receiver appointed by it; and

9.2.2	may, subject to Clause 11.1 (Discretion), appoint any one or more persons to be a new Receiver in the place of or in addition to any Receiver.

Statutory Powers of Appointment

9.3	The powers of appointment of a Receiver conferred by this Deed shall be in addition to all statutory and other powers of appointment of the Security Trustee under the LPA (as extended by this Deed) or otherwise and such powers shall be and remain exercisable from time to time by the Security Trustee after the security constituted by this Deed as become enforceable in respect of any part or parts of the Security Assets.

Capacity of Receiver

9.4	Each Receiver shall be deemed to be the agent of MIC-UK for the purposes set forth in this Deed. MIC-UK alone shall be responsible for a Receiver’s contracts, engagements, acts, omissions, defaults and losses and for liabilities incurred by him.

9.5	The agency of each Receiver shall continue, unless earlier removed, until MIC-UK goes into liquidation and after that the Receiver shall act as principal and shall not become the agent of the Security Trustee.

9.6	If there is more than one Receiver holding office at the same time, each Receiver shall (unless the document appointing such Receiver states otherwise) be entitled to act (and to exercise all of the powers conferred on a Receiver under this Deed) individually or together with any other person appointed or substituted as Receiver.

Remuneration of Receiver

9.7	The Security Trustee may fix the remuneration of any Receiver appointed by it without any restriction imposed by section 109(6) of the LPA (provided such remuneration shall be reasonable) and the remuneration of the Receiver shall be a debt secured by this Deed which shall be due and payable promptly upon its being paid by the Security Trustee.

10.	Powers of Receiver

General

10.1	Each Receiver shall be entitled to exercise, all of the rights, powers and discretions set out below in this Clause 10 (Powers of Receiver) in addition to those conferred by law.

10.2	Without prejudice to the generality of this Clause 10 (Powers of Receiver), each Receiver shall have all the rights, powers and discretions of an administrative receiver under Schedule 1 to the Insolvency Act 1986 whether such Receiver falls within the statutory definition of an administrative receiver or not.

Specific Powers

10.3	Each Receiver shall have the following powers (and every reference in this Clause 10.3 to the “Security Assets” shall be read as a reference to that part or parts of the Security Assets in respect of which that Receiver was appointed):

10.3.1	power to take immediate possession of, get in and collect any Security Asset;

10.3.2	power to carry on the business of MIC-UK as he thinks fit in respect of the Security Assets;

10.3.3	power to appoint and discharge managers, officers, agent, advisers, accountants, servants, workmen, contractors, surveyors, architects, lawyers and others for the purposes of this Deed upon such terms as to remuneration or otherwise as he thinks fit (and the reasonable out-of-pocket costs incurred by any Receiver in carrying out such acts or doing such things shall be reimbursed to that Receiver by MIC-UK promptly following demand and until so reimbursed shall carry interest at the rate specified in Clause 2.2 (Interest) from the date of payment by the Security Trustee until reimbursed (after as well as before any judgment));

10.3.4	power to raise and borrow money either unsecured or (with the prior consent of the Security Trustee) on the security of any Security Asset either in priority to the security constituted by this Deed or otherwise and generally on any terms and for whatever purpose he thinks fit;

10.3.5	power to sell, exchange, convert into money and realise any Security Asset by public auction or private contract and generally or otherwise;

10.3.6	power to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person who is or claims to be a creditor of MIC-UK relating in any way to any Security Asset;

10.3.7	power to bring, prosecute, enforce, defend and abandon all actions, suits and proceedings in relation to any Security Asset or in relation to MIC-UK relating in any way to any Security Asset which may seem to him to be expedient;

10.3.8	power to give valid receipts for all moneys and execute all assurances and things which may be proper or desirable for realising any Security Asset;

10.3.9	power to exercise in relation to any Security Assets all the powers and rights which he would be capable of exercising if he were the absolute beneficial owner of the same;

10.3.10	power to do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed; and

10.3.11	power to exercise any of the above powers in the name of or on behalf of MIC-UK or in his own name and, in each case, at the cost of MIC-UK.

Security Trustee’s Powers

10.4	To the fullest extent permitted by law, any right, power or discretion conferred by this Deed (either expressly or impliedly) upon a Receiver may after the security constituted by this Deed has become enforceable be exercised by the Security Trustee in relation to any Security Asset, irrespective of whether or not it has taken possession of any Security Asset and without first appointing a Receiver or notwithstanding the appointment of a Receiver.

11.	Discretions and Delegation

Discretion

11.1	Any liberty or power which may be exercised or any determination which may be made under this Deed by the Security Trustee or any Receiver may be exercised or made in its absolute and unfettered discretion without any obligation to give reasons provided that the Security Trustee and any Receiver acts reasonably, in good faith and in accordance with the Finance Documents in so doing.

Delegation

11.2	Each of the Security Trustee and any Receiver may in good faith delegate (either generally or specifically) by power of attorney or in any other manner to any person any right, power, authority or discretion conferred on it by this Deed (including the power of attorney).

11.3	Any such delegation may be made upon such terms and conditions (including the power to sub-delegate) as the Security Trustee or any Receiver (as the case may be) shall think fit.

11.4	Neither the Security Trustee nor any Receiver shall be in any way liable or responsible to MIC-UK for any loss or liability arising from any act, default, omission or misconduct on the part of any Delegate (other than as a result of its gross negligence or wilful misconduct) provided that the Security Trustee or Receiver, as the case may be, acted in good faith in appointing a Delegate who they reasonably considered to be suitably qualified for the role and the Security Trustee and the Receiver undertake to assign to MIC-UK any rights they would have against the Delegate in respect of a loss to MIC-UK.

12.	Power of Attorney

Appointment and Powers

12.1	MIC-UK, by way of security, irrevocably appoints the Security Trustee, every Receiver and every Delegate severally and independently to be its attorney and in its name, on its behalf and as its act and deed, upon the security constituted by this Deed becoming enforceable, to execute, deliver and perfect all documents and do all things which the attorney (acting in good faith) may consider to be reasonably required or desirable for:

12.1.1	carrying out any obligation imposed on MIC-UK by this Deed; and

12.1.2	enabling the Security Trustee or any Receiver or Delegate to exercise, or delegate the exercise of, any of the rights, powers, authorities and discretions conferred on it or him by or pursuant to this Deed or by law (including the exercise of any right of an absolute legal or beneficial owner of the Security Assets).

Ratification

12.2	MIC-UK shall ratify and confirm each act performed by any such attorney pursuant to its appointment under Clause 12.1 (Appointment and Powers) to the extent permitted by Clause 12.1.

13.	Protection of Purchasers

Consideration

13.1	Following the time at which the security constituted by this Deed becomes enforceable, the receipt of the Security Trustee or any Receiver or Delegate shall be a conclusive discharge to a purchaser and, in making any sale or other disposal of any of the Security Assets (including a disposal by a Receiver or Delegate to any subsidiary of MIC-UK) in the exercise of their respective powers, the Security Trustee, every Receiver and every Delegate may do so for such consideration, in such manner and on such terms as it or he thinks fit (acting in good faith).

Protection of Third Parties

13.2	No person (including a purchaser) dealing with the Security Trustee, any Receiver or any Delegate shall be bound to enquire:

13.2.1	whether the Secured Liabilities have become payable; or

13.2.2	whether any power which the Security Trustee or any Receiver or Delegate is purporting to exercise has arisen or become exercisable; or

13.2.3	whether any money remains due under the Finance Documents; or

13.2.4	how any money paid to the Security Trustee or to any Receiver or Delegate is to be applied,

or shall be concerned with any propriety, regularity or purpose on the part of the Security Trustee or any Receiver or Delegate in such dealings or in the exercise of any such power.

14.	Application of Proceeds

All moneys received or recovered by the Security Trustee, any Receiver or any Delegate pursuant to this Deed, after the security constituted by this Deed has become enforceable, shall be applied in accordance with clause 18.4 (Application of Sums Received) of the Common Terms Deed.

15.	No Liability as Mortgagee in Possession

Neither the Security Trustee nor any Receiver or Delegate shall in any circumstances (either by reason of entering into or taking possession of any Security Assets or for any other reason and whether as mortgagee in possession or on any other basis) be liable to account to MIC-UK for anything, except actual receipts, or be liable to MIC-UK for any costs, charges, losses, liabilities or expenses (other than where such costs, charges, losses, liabilities or expenses are incurred as a result of its gross negligence or wilful misconduct) arising from the realisation of any Security Assets or from any act or omission of the Security Trustee, any Receiver, any Delegate or any of their respective officers, Security Trustees or employees in relation to the Security Assets or from any exercise or purported exercise or non-exercise by the Security Trustee or any Receiver or Delegate of any power, authority or discretion provided by or pursuant to this Deed or by law or for any other loss of any nature whatsoever in connection with the Security Assets or the Finance Documents.

16.	The Security Trustee as Trustee

16.1	The Security Trustee hereby declares itself trustee of the security and other rights (including, but not limited to, the benefit of the covenants contained in this Deed), titles and interests constituted by this Deed and of all moneys, property and assets paid to the Security Trustee or to its order or held by the Security Trustee or its nominee(s) or received or recovered by the Security Trustee or its nominee(s) pursuant to or in connection with this Deed with effect from the date of this Deed to hold the same on trust for itself and each of the other Finance Parties absolutely pro rata (save as may otherwise be agreed between the Security Trustee and the other Finance Parties from time to time) to the moneys, obligations and liabilities of MIC-UK owed to all the Finance Parties (including the Security Trustee) from time to time secured by this Deed.

16.2	All moneys received by the Security Trustee or any Receiver or Delegate shall be held by it or him upon trust for the Security Trustee and the other Finance Parties according to their respective interests to apply the same in the order specified in Clause 14 (Application of proceeds).

16.3	The trusts in this Deed shall remain in force until whichever is the earlier of:

16.3.1	the expiration of a period of 80 years from the date of this Deed; or

16.3.2	receipt by the Security Trustee of confirmation in writing from the Agent that the Secured Liabilities are no longer outstanding.

17.	Effectiveness of Security

Continuing Security

17.1	The security constituted by this Deed shall remain in full force and effect as a continuing security, unless and until the trust in this Deed is terminated pursuant to Clause 16 (The Security Trustee as Trustee), and will extend to the ultimate balance of all the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part.

Cumulative Rights

17.2	The security constituted by this Deed and all rights, powers and remedies of the Security Trustee provided by or pursuant to this Deed or by law shall be cumulative, in addition to and independent of any other guarantee or security which the Security Trustee or any other Finance Party may at any time hold for the Secured Liabilities or any other obligations or any rights, powers and remedies provided by law.

Reinstatement

17.3	Where any discharge, whether in respect of the obligations of MIC-UK or any security for those obligations or otherwise, is given or any arrangement is made in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise, the liability of MIC-UK under this Deed shall continue as if the discharge or arrangement had not occurred.

17.4	Following the time at when the security constituted by this Deed becomes enforceable, the Security Trustee may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

18.	Assignment

The Security Trustee may following consultation with MIC-UK and the Finance Parties assign, charge or transfer all or any of its rights under this Deed at any time by giving not less than 30 days’ notice in writing to that effect to each of the other parties to this Deed.

19.	Partial Invalidity

19.1	If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction:

19.1.1	it shall be ineffective only to that extent, without invalidating the remainder of this Deed;

19.1.2	neither the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired thereby; and

19.1.3	if any part of the security constituted, or intended to be constituted, by this Deed is invalid, unenforceable or ineffective for any reason, that shall not affect or impair any other part of the security.

20.	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of the Security Trustee, any right or remedy under this Deed shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise of such right or remedy or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

21.	Applicable Law

21.1	The law of England and Wales is the law applicable to this Deed.

IN WITNESS whereof this Deed has been entered into as a deed and is intended to be and is delivered on the day and year first before written.

EXECUTION PAGE

MIC-UK

EXECUTED AS A DEED by	)	/s/ Steve Box
MILLENNIUM INORGANIC	)	Steve Box
CHEMICALS LIMITED and signed by	)
two directors pursuant to a resolution of the	)
board:	)	/s/ Leon Zaal
Leon Zaal
THE SECURITY TRUSTEE
EXECUTED AS A DEED by	)	/s/ Justin Van Ast
BANK OF AMERICA, NATIONAL	)	Justin Van Ast
ASSOCIATION acting by its duly	)
authorised signatory in the presence of:	)

Witness signature:	/s/ Harpreet Bhatti
Witness name:	Harpreet Bhatti

Witness address:	CMS Cameron McKenna LLP
160 Aldersgate Street, London EC1A 4DD

Witness occupation:	Trainee Solicitor